SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                        FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934


              For the fiscal year ended December 31, 2000

                                OR

      [ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from __________ to ___________

                  Commission file number 33-56369

             JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
                  GUARANTEE LIFE INSURANCE COMPANY
                   THRIFT SAVINGS PLAN AND TRUST
                     (Full title of the plans)


                    JEFFERSON-PILOT CORPORATION
     (Name of the issuer of the securities held pursuant to the plan)

                         100 North Greene Street
                    Greensboro, North Carolina 27401
                  (Address of principal executive office)

                         TABLE OF CONTENTS

JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN

   Report of Independent Auditors............................................1

   Audited Financial Statements

      Statements of Net Assets Available for Benefits........................2
      Statements of Changes in Net Assets Available for Benefits.............3
      Notes to Financial Statements..........................................4


   Supplemental Schedules

      Schedule of Assets (Held At End of Year)..............................11
      Schedule of Reportable Transactions...................................12

       Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or notes thereto.

GUARANTEE LIFE INSURANCE COMPANY THRIFT SAVINGS PLAN AND TRUST

   Independent Auditors' Report.............................................13

   Audited Financial Statements

      Statements of Net Assets Available for Plan Benefits..................14
      Statements of Changes in Net Assets Available for Plan Benefits.......15
      Notes to Financial Statements.........................................16

   Supplemental Schedules

      Schedule of Assets Held for Investment Purposes at End of Year........22
      Schedule of Reportable Transactions...................................23

       Supplemental Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or notes thereto.

Signatures..................................................................24
Exhibits....................................................................25
      Consent of Ernst & Young LLP
      Consent of KPMG LLP

                 Report of Independent Auditors


To the Plan Administrator and Participants
Jefferson-Pilot Corporation Teamshare Plan

We have audited the accompanying statements of net assets available for benefits of Jefferson-Pilot Corporation Teamshare Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP
Greensboro, North Carolina
May 4, 2001

                   Jefferson-Pilot Corporation
                         Teamshare Plan

         Statements of Net Assets Available for Benefits



                                                           December 31
                                                      2000             1999
                                                 ------------     ------------
Assets
Investments, at fair value                       $ 81,127,572     $ 75,832,137

Investments, at contract value                      4,076,964        3,874,248

Receivables:
  Employer's matching contribution                      6,103            1,632
  Employer's Gainshare contribution                 1,460,528        1,305,480
  Participants' contributions                          88,119           24,942
  Loan interest                                         1,832                -
                                                 ------------     ------------
Total receivables                                   1,556,582        1,332,054
                                                 ------------     ------------
Net assets available for benefits                $ 86,761,118     $ 81,038,439
                                                 ============     ============

See accompanying notes.

                   Jefferson-Pilot Corporation
                         Teamshare Plan

   Statements of Changes in Net Assets Available for Benefits



                                                            Year Ended
                                                           December 31
                                                       2000             1999
                                                 ------------     ------------
Additions
Investment income:
  Net appreciation in fair value of investments  $    525,157     $  1,563,516
  Interest                                            334,281          283,087
                                                 ------------     ------------
                                                      859,438        1,846,603

Contributions:
  Participants'                                     7,930,935        7,881,952
  Rollovers                                           170,556          535,714
  Employer matching                                   477,648          265,777
  Gainshare                                         1,270,825        1,305,480
                                                 ------------     ------------
Total contributions                                 9,849,964        9,988,923
                                                 ------------     ------------
Total additions                                    10,709,402       11,835,526

Deductions
Benefits paid to participants                       4,945,408        8,285,280
Administrative expenses                                41,315           26,025
                                                 ------------     ------------
Total deductions                                    4,986,723        8,311,305
                                                 ------------     ------------

Net increase                                        5,722,679        3,524,221
Net assets available for benefits:
  Beginning of year                                81,038,439       77,514,218
                                                 ------------     ------------
  End of year                                    $ 86,761,118     $ 81,038,439
                                                 ============     ============

See accompanying notes.

                   Jefferson-Pilot Corporation
                         Teamshare Plan

                  Notes to Financial Statements

                        December 31, 2000


1. Description of Plan

The following description of the Jefferson-Pilot Corporation (the Company) Teamshare Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution and profit sharing plan covering all employees and career agents of Jefferson-Pilot Corporation and the following subsidiaries (collectively, the Sponsor) who have at least one year of service and are age twenty-one or older:

     Jefferson-Pilot Life Insurance Company
     Jefferson-Pilot Communications Company
     Jefferson-Pilot Communications Company of Virginia
     WCSC, Inc.
     Jefferson Pilot Financial Insurance Company
     Jefferson Pilot Securities Corporation

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company serves as Plan administrator and named fiduciary.

Contributions

Eligible participants may contribute up to 15% of pre-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 10% of a participant's total pre-tax contributions for the Plan year that do not exceed 6% of a participant's compensation for the portion of the year during which the participant elected to make pre-tax contributions.

"Gainshare" contributions are subject to approval by the Compensation Committee of the Company's Board of Directors. Gainshare contributions are made by the Sponsor on behalf of participants (1) who meet certain eligibility requirements specified in the Plan document and (2) whose employer, business unit and, if applicable, business subunit satisfy predetermined financial performance standards, in amounts of up to 4% of compensation.

Employees in Puerto Rico and the U.S. Virgin Islands are not eligible for pre-tax or matching contributions, but may participate in "Gainshare" contributions when the eligibility requirements and performance standards are met.

Gainshare contributions for 2000 and 1999 were disbursed 50% in cash and 50% in the Jefferson-Pilot Common Stock Fund. For individual gainshare amounts of $200 and less, the total was disbursed in the Jefferson-Pilot Common Stock Fund.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based upon participant earnings as defined in the Plan document. Investment income, including net appreciation (depreciation) in value of the Plan's investments, is allocated to individual participant accounts in the same ratio that the value of individual account bears to the sum of the values of all participants' accounts. Forfeited balances of terminated participants' nonvested accounts are used to reduce Company Gainshare contributions and to pay administrative expenses. The balance of forfeited nonvested accounts was $119,824 and $274,937 for 2000 and 1999, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of credited service.

Participant Loans

Participants may borrow from their accounts if (1) there is an immediate and heavy financial need and (2) at least two years have elapsed since the member first made contributions to the Plan. Participant loans may range from a minimum amount of $1,000 up to a maximum amount equal to the lesser of (1) 50% of their vested account balance or (2) $50,000 reduced by the highest outstanding balance of prior loans from the Plan or any other qualified retirement plan maintained by a sponsoring employer during the one-year period ending on the day prior to the loan. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate reported in the Wall Street Journal on the last business day of the calendar quarter, plus one percentage point. Principal and interest are paid ratably through weekly, bi-weekly or bi-monthly payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive the vested value of his/her account in either a lump sum payment, periodic installments in substantially equal amounts for a period not to exceed 15 years or direct rollover to an eligible retirement plan. Distributions from the Jefferson -Pilot Common Stock Fund may be distributed in cash or in shares of the Company's common stock, if so elected.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Investment Valuation

The Plan's investments in mutual funds and common stock are stated at fair value based on quoted market prices. The investment contract is stated at contract value, representing contributions made to the Fund, plus earnings credited, less benefits paid and any expense charges. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation. These reclassifications had no impact on previously reported net assets available for benefits.

3. Investments

During 2000 and 1999, the Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                       Net Realized and
                                                          Unrealized
                                                        Appreciation in
                                                         Fair Value of
                                                          Investments
                                                          Year Ended
                                                          December 31
                                                    2000               1999
                                              -------------       ------------
    Mutual Funds                              $ (3,891,863)       $ 3,858,208
    Common Stock                                 4,417,020         (2,294,692)
                                              -------------       ------------
                                              $    525,157        $ 1,563,516
                                              =============       ============

Investments that represent 5% or more of net assets are as follows:

                                                           December 31
                                                       2000          1999
                                                 ------------    ------------
    Investments at fair value:
     Jefferson-Pilot Common Stock*               $ 36,764,038    $ 31,309,019
     Fidelity VIP Equity-Income Fund               13,698,569      12,577,199
     Fidelity VIP Growth Fund                      15,899,032      19,536,932
     Fidelity VIP Overseas Fund                     4,677,287       5,554,774


*  Nonparticipant-directed

The average yield of the JP Life Guaranteed Fund for 2000 and 1999 approximated 5.26% and 4.68%, respectively, and the crediting interest rates as of December 31, 2000 and 1999 were 5.35% and 5.10%, respectively. Crediting interest rates are normally adjusted annually and a minimum crediting rate of 3.5% applies. The fair value approximates contract value.

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                           December 31
                                                      2000            1999
                                                 ------------    ------------
    Investments, at fair value:
     Jefferson-Pilot Common Stock                $ 36,764,038    $ 31,309,019


                                                              Year ended
                                                          December 31, 2000
                                                          -------------------
    Change in investments, at fair value:
     Contributions                                               $  3,793,169
     Loan interest                                                     16,967
     Net realized and unrealized appreciation in fair value         4,417,020
     Loan disbursements                                               (45,380)
     Distributions to participants                                 (2,726,757)
                                                                 -------------
                                                                 $  5,455,019
                                                                 =============

5.  Difference Between Financial Statements and Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                Year ended
                                                            December 31, 2000
                                                           ------------------

    Benefits paid to participants per the financial statements   $  4,945,408
    Add: Miscellaneous corrective adjustments                         284,783
                                                                 ------------
    Benefits paid to participants per the Form 5500              $  5,230,191
                                                                 ============

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

                                                                Year ended
                                                            December 31, 2000
                                                            -----------------
    Balance per the financial statements                         $ 81,038,439
    Add: Miscellaneous corrective adjustments                         284,783
                                                                 ------------
    Balance per the Form 5500                                    $ 81,323,222
                                                                 ============



6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue
Service dated March 24, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Administration and Plan Expenses

The Plan provides that investment and administrative expenses of the Plan will be paid from the Plan's assets unless paid by the Sponsor. During 2000 and 1999, most expenses associated with the Plan were paid for by the Sponsor.

8. Related Party Transactions

The Plan invests in common stock of Jefferson-Pilot Corporation and a Jefferson-Pilot Life Insurance Company managed guaranteed fund.

                   Jefferson-Pilot Corporation
                         Teamshare Plan
                        EIN:  56-0896180
                        Plan Number:  002
                       Schedule H, Line 4i
            Schedule of Assets (Held At End of Year)

                        December 31, 2000


(a)              (b)                     (c)            (d)          (e)
                                   Description of
   Identity of Issue, Borrower,      Investment,                   Current
     Lessor or Similar Party     Including Maturity     Cost        Value
                                   Date, Rate of
                                     Interest,
                                 Collateral, Par or
                                   Maturity Value
-----------------------------------------------------------------------------


*  Jefferson-Pilot Corporation    Common Stock    $ 22,574,101   $ 36,764,038

   Oppenheimer                    Bond Fund               +         3,181,708

   Fidelity Advisor               Equity-Income Fund      +        13,698,569

   Fidelity Advisor               Growth Opportunities
                                   Fund                   +        15,899,032

   Fidelity Advisor               Overseas Fund           +         4,677,287

   Federated                      Max-Cap
                                   Institutional Fund     +         2,674,297

   Franklin Advisor               Small Cap Growth Fund   +         1,886,873

   PIMCO                          Money Market Fund       +           338,393

   Sogen                          Money Market Fund       +           819,451

   Pioneer                        Money Market Fund       +           119,824
                                                                 ------------
                                                                   80,059,472

*  JP Life Guaranteed Account     Investment
                                   contract, 5.35%        +         4,076,964

   Participant Loans              Interest rates
                                   ranging from 8.75%
                                        to 9.25%          -         1,068,100
                                                                 ------------
                                                                 $ 85,204,536
                                                                 ============

* Represents party-in-interest.

+ Cost information is not presented, as investment is participant directed.

                           Jefferson-Pilot Corporation
                                 Teamshare Plan
                                EIN:  56-0896180
                                Plan Number:  002
                               Schedule H, Line 4j
                       Schedule of Reportable Transactions

                          Year ended December 31, 2000





(a) Identity of         (b) Description of Asset   (c) Purchase  (d) Selling
  Party Involved          Including Interest Rate        Price        Price
                            and Maturity in Case
                               of a Loan
----------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of plan assets

Jefferson-Pilot
Corporation                Common Stock
                           Purchases                $ 5,670,81
                           Sales                                 $ 4,632,819


         (g) Cost of Asset       (h) Current Value of          (i) Net Gain
                                          Asset on                 or (Loss)
                                     Transaction Date

Purchases     $  5,670,818             $  5,670,818                        -
Sales            5,090,679                4,632,819              $  (457,860)


There were no category (i), (ii) or (iv) reportable transactions during 2000.

Columns (e) and (f) have not been presented as this information is not applicable.

                        Independent Auditors' Report



  The Advisory Committee
  Guarantee Life Insurance Company
       Thrift Savings Plan and Trust:


  We have audited the financial statements of Guarantee Life Insurance Company Thrift Savings Plan and Trust as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999, and 1998, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Guarantee Life Insurance Company Thrift Savings Plan and Trust as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the years ended December 31, 2000, 1999, and 1998, in conformity with accounting principles generally accepted in the United States of America.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  /s/ KPMG, LLP
  Omaha, Nebraska
  June 27, 2001

                GUARANTEE LIFE INSURANCE COMPANY
                 THRIFT SAVINGS PLAN AND TRUST

     Statements of Net Assets Available for Plan Benefits

                   December 31, 2000 and 1999



                                                      2000           1999
                                                 ------------   ------------
Assets:

  Cash                                           $      2,213   $      1,794

  Investments:
    Trust funds held at fair value:
       Participant directed:
         Mutual Funds                              15,495,238     16,934,358
         GLIC Stock Fund                                    -      2,673,142
         Jefferson-Pilot Stock Fund                   967,559              -
         Participant loans, at unpaid balance         387,378        460,475
                                                 ------------   ------------
       Total participant directed investments      16,850,175     20,067,975


       Non-participant directed:
         GLIC Stock Fund                                    -      3,234,533
         Jefferson-Pilot Stock Fund                 4,629,084              -
                                                 ------------   ------------
       Total non-participant directed investments   4,629,084      3,234,533

           Total investments                       21,479,259     23,302,508
                                                 ------------   ------------

  Receivables:
    Employer contributions                             17,279         24,380
    Participant contributions                          35,836         55,091
                                                 ------------   ------------
           Total receivables                           53,115         79,471
                                                 ------------   ------------
           Net assets available for benefits     $ 21,534,587   $ 23,383,773
                                                 ============   ============


See accompanying notes to financial statements.

               GUARANTEE LIFE INSURANCE COMPANY
                 THRIFT SHARING PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits

         Years ended December 31, 2000, 1999 and 1998



                                                       2000
                                    -------------------------------------
                                    Participant    Nonparticipant
                                      directed        directed      Total
                                    -----------    --------------   -----

Additions to net assets attributed to:
  Investment income:
    Interest income               $          -     $         - $          -
    Dividend income                    114,419          84,282      198,701
    Realized gains                   2,416,933         888,833    3,305,766
    Net appreciation (depreciation)
      in fair value of investments  (3,119,466)       (113,620)  (3,233,086)
                                    -----------      ---------   ----------
           Net investment income      (588,114)        859,495      271,381
                                    -----------      ---------   ----------
  Contributions:
    Employer                           856,272       1,333,250    2,189,522
    Participants                     1,674,179               -    1,674,179
    Rollover                            78,049               -       78,049
                                    -----------      ---------   ----------
           Total contributions       2,608,500       1,333,250    3,941,750
                                    -----------      ---------   ----------
           Total additions           2,020,386       2,192,745    4,213,131
                                    -----------      ---------   ----------

Deductions from net assets attributed to
  distributions to participants
  and beneficiaries                  5,251,826         810,491    6,062,317
                                    ----------       ---------   ----------
           Total deductions          5,251,826         810,491    6,062,317
                                    ----------       ---------   ----------
Transfers:
  Fund transfers                        (5,195)          5,195            -
                                    ----------       ---------   ----------
           Total transfers              (5,195)          5,195            -
                                    ----------       ---------   ----------

           Net increase (decrease)  (3,236,635)      1,387,449   (1,849,186)
                                    ----------       ---------   ----------

Net assets available for plan benefits:
  Beginning of year                 20,124,859       3,258,914   23,383,773
                                    ----------       ---------   ----------
  End of year                     $ 16,888,224     $ 4,646,363 $ 21,534,587
                                    ==========       =========   ==========


                                                       1999
                                    -------------------------------------
                                    Participant    Nonparticipant
                                     directed        directed       Total
                                    -----------    --------------   -----

Additions to net assets attributed to:
  Investment income:
    Interest income               $          -     $         - $          -
    Dividend income                     74,249          24,612       98,861
    Realized gains                     670,605           2,755      673,360
    Net appreciation (depreciation)
      in fair value of investments   4,162,110       1,195,627    5,357,737
                                    ----------       ---------   ----------
           Net investment income     4,906,964       1,222,994    6,129,958
                                    ----------       ---------   ----------

  Contributions:
    Employer                                 -         756,243      756,243
    Participants                     2,067,669               -    2,067,669
    Rollover                         1,845,893               -    1,845,893
                                    ----------       ---------   ----------
           Total contributions       3,913,562         756,243    4,669,805
                                    ----------       ---------   ----------

           Total additions           8,820,526       1,979,237   10,799,763
                                    ----------       ---------   ----------
Deductions from net assets attributed to
  distributions to participants
  and beneficiaries                  1,964,079         161,623    2,125,702
                                    ----------       ---------   ----------

           Total deductions          1,964,079         161,623    2,125,702
                                    ----------       ---------   ----------
Transfers:
  Fund transfers                      (159,505)        159,505            -
                                    ----------       ---------   ----------

           Total transfers            (159,505)        159,505            -
                                    ----------       ---------   ----------


           Net increase (decrease)   6,696,942       1,977,119    8,674,061
                                    ----------       ---------   ----------
Net assets available for plan benefits:
  Beginning of year                 13,427,917       1,281,795   14,709,712
                                    ----------       ---------   ----------

  End of year                     $ 20,124,859     $ 3,258,914 $ 23,383,773
                                    ==========       =========   ==========


                                                       1998
                                    -------------------------------------
                                    Participant    Nonparticipant
                                     directed         directed      Total
                                    -----------    --------------   -----
Additions to net assets attributed to:
  Investment income:
    Interest income               $     21,714     $         - $     21,714
    Dividend income                     86,521          15,003      101,524
    Realized gains                     137,007             922      137,929
    Net appreciation (depreciation)
      in fair value of investments     665,117        (495,776)     169,341
                                    ----------      ----------   ----------
           Net investment income       910,359        (479,851)     430,508
                                    ----------      ----------   ----------
  Contributions:
    Employer                                 -         685,731      685,731
    Participants                     1,694,172               -    1,694,172
    Rollover                            76,183               -       76,183
                                    ----------      ----------   ----------

           Total contributions       1,770,355         685,731    2,456,086
                                    ----------      ----------   ----------

           Total additions           2,680,714         205,880    2,886,594
                                    ----------      ----------   ----------

Deductions from net assets attributed to
  distributions to participants
  and beneficiaries                  1,072,671          55,750    1,128,421
                                    ----------      ----------   ----------

           Total deductions          1,072,671          55,750    1,128,421
                                    ----------      ----------   ----------
Transfers:
  Fund transfers                       (51,969)         51,969            -
                                    ----------      ----------   ----------

           Total tranfers              (51,969)         51,969            -
                                    ----------      ----------   ----------

           Net increase (decrease)   1,556,074         202,099    1,758,173
                                    ----------      ----------   ----------
Net assets available for plan benefits:
  Beginning of year                 11,871,843       1,079,696   12,951,539
                                    ----------      ----------   ----------
  End of year                     $ 13,427,917     $ 1,281,795 $ 14,709,712
                                    ==========      ==========   ==========

See accompanying notes to financial statements

                  GUARANTEE LIFE INSURANCE COMPANY
                   THRIFT SHARING PLAN AND TRUST
                   Notes to Financial Statements
                    December 31, 2000 and 1999

(1) Description of Plan

    The Plan is sponsored by Jefferson Pilot Financial Insurance Company (Company) formerly known as Guarantee Life Insurance Company, a Nebraska domiciled stock life insurer and health insurer. The Company became the Plan sponsor as a result of its purchase of 100% of the Guarantee Life Insurance Company outstanding stock. The Company writes life, health, disability and annuity policies through agents and brokers licensed throughout the United States.

    The following description of the Guarantee Life Insurance Company Thrift Savings Plan and Trust (Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan's provisions:

    General

    The Plan is a defined contribution plan covering all full time employees of the Company who have one month of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Management believes it is in compliance with such provisions.

    The Plan is sponsored and administered by the Company. Assets of the Plan are held under an agreement with American Express Trust Company (Trustee).

    Contributions

    Participants are eligible to contribute as deferred compensation, up to 15% of their before-tax annual compensation, provided that the contribution does not exceed limitations set by the IRS. Once an eligible employee has completed one year of service, the Company matches 100% of the employees' deferred contributions up to 3% of compensation. Participants may also contribute amounts representing distributions from certain qualified plans under IRC Section 401(a) (rollovers). Included in contributions are rollovers of $78,049, $117,084, and $76,183 for the years ended December 31, 2000, 1999, and 1998, respectively. Participants are allowed to direct the investment of their accounts among funds selected by the Company.

    Participant Accounts

    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b)
    Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances under the Plan are used to reduce the Company's matching contributions. The amount of forfeitures was $108,519, $22,215, and $41,261 for the years ended December 31, 2000,
    1999 and 1998, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting

    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on continuous service. Participants become vested in employer's contributions to the Plan after three years of service. Participants were entitled to fully vested benefits of $20,686,070 and $22,839,392 as of December 31, 2000 and 1999, respectively.

    Investment Options

    Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following investment options:

     i. Guarantee Life Insurance Company Stock Fund and Jefferson Pilot Corporation Stock Fund- On December 30, 1999, Jefferson Pilot Corporation, a North Carolina-domiciled insurance holding company, acquired 100% of the outstanding common stock of Guarantee Life Companies, Inc., the Plan sponsor. Concurrent with this sale, the holding company stock in this fund was exchanged for Jefferson Pilot stock. The funds of 661 participants are invested in this investment option.

     ii. Templeton Foreign Fund - This fund invests mainly in common stocks outside the United States. The Templeton Foreign Fund's objective is long-term growth of capital. The funds of 164 participants are invested in this investment option.

     iii. Franklin Small Cap Growth Fund - This fund invests mainly in stocks of small capitalization growth companies. The Franklin Small Cap Growth Fund's objective is long-term growth of capital. The funds of 451 participants are invested in this investment option.

     iv. American Express Trust Equity Index Fund II - This fund invests mainly in common stocks. The fund's objective is to achieve a total rate of return as close as possible to that of the S&P 500 Index. The funds of 448 participants are invested in this investment option.

     v. Brinson Global Fund - This fund invests mainly in global equity securities and fixed-income markets. The investment goal of the Brinson Global is to maximize total return, consisting of capital appreciation and current income. The funds of 119 participants are invested in this investment option.

     vi. American Express Trust Stable Capital Fund II funds - This fund invests mainly in stable value contracts and money market securities. The Fund's investment objective is to preserve principal and income while maximizing current income. The funds of 516 participants are invested in this investment option.

    Participants may change their investment allocations, contribution amount, or transfer funds, on any business day.

    Participant Loans

    Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum amount of 50% of the vested account balance but not exceeding $50,000 to participants at any time. Additionally, participants may have two loans at any time. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at 1% over the current prime rate. Interest rates range from 8.75% to 10.50% at December 31, 2000. Principal and interest is paid ratably through payroll deductions.

    Payment of Benefits

    On termination of services due to death, disability or retirement a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a stated period of time not to exceed life expectancy.

    During an employee's active career with the Company, part or all of a participant's contributions and fund earnings may be withdrawn due to hardship and based on Plan limitations. Such hardship withdrawals are permitted when conditions as specified by the Plan are met.

(2) Summary of Accounting Policies

    Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investment Valuation and Income Recognition

    Investments in securities are stated at fair value, which is based on quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at period-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Payment of Benefits

    Benefits are recorded when paid.

    Reclassifications

    Certain amounts have been reclassified to conform with current year presentation.

(3) Investments

    On January 1, 1999, assets from the sponsor's subsidiary, PFG, Inc.'s 401(k) were rolled over into the plan. Rollover contributions aggregated $1,845,893.

    The fair value of individual investments that represent 5 percent or more of the Plan's participating employee's net assets available for plan benefits are as follows:


                                                                                       Fair value
            Title of issue                                         2000          1999         1998
-------------------------------------                              ----          ----         ----
Non-participant directed trust funds:
    Jefferson Pilot Stock Fund,                                $ 4,629,084  $         -   $         -
      306,258 units (0 units- 1999, 0 units- 1998)
    GLIC Stock Fund,                                                     -    3,234,533     1,281,795
      0 units (249,405 units- 1999, 165,628 units-1998)

Participant directed trust funds:
    American Express Trust Stable Capital Fund II                5,017,916    4,920,939     5,181,651
      335,489 units (348,310 units- 1999, 388,750 units- 1998)
    American Express Trust Equity Index Fund II                  4,869,866    6,416,298     4,299,895
      134,471 units (160,733 units- 1999, 129,491 units- 1998)
    Franklin Small Cap Growth Fund,                              4,678,843    4,841,567     2,465,456
      118,964 units (109,711 units- 1999, 109,236 units- 1998)
    GLIC Stock Fund,                                                     -    2,673,142       887,654
      0 units (206,118 units- 1999, 114,699 units- 1998)


    The fair value of the Plan's investments has changed as follows:

                                              Net                                 Net                              Net
                                          Appreciation                      Appreciation                      Appreciation
                                         (Depreciation)                    (Depreciation)                    (Depreciation)
  Title of issue            Fair value    in Fair Value       Fair value    in Fair Value      Fair Value    in Fair Value
                            ----------   --------------       ----------   -------------       ----------    --------------
                                        2000                             1999                               1998
                            ---------------------------       --------------------------       ----------------------------
American Express Trust     $ 5,017,916   $  (184,021)       $ 4,920,939      $ 173,990        $ 5,181,651       $ 262,538
  Stable Capital Fund II
American Express Trust       4,869,866    (1,369,393)         6,416,298        682,653          4,299,895         799,588
  Equity Index Fund II
Franklin Small Cap           4,678,843    (1,505,266)         4,841,567      2,233,176          2,465,456         (39,388)
  Growth Fund
Templeton Foreign Fund         643,446       (45,978)           444,453         89,185            181,647          (7,708)

Brinson Global Fund            285,167        16,068            311,101         (8,253)           133,229             935

Jefferson Pilot Stock Fund   5,596,643      (144,496)                 -              -                  -               -

GLIC Stock Fund                      -             -          5,907,675      2,186,986          2,169,449        (846,624)
                            ----------    -----------        ----------      ---------         ----------        ---------
                           $21,091,881    (3,233,086)        22,842,033      5,357,737         14,431,327         169,341
                           ===========    ===========        ==========      =========         ==========        =========


(4) Net Assets Available for Benefits

    At December 31, 2000 and 1999, net assets available for benefits are comprised of the following:
                                                          2000          1999
                                                      -----------   -----------
Allocated to participants who have withdrawn
   from the Plan or terminated their employment      $ 7,657,912    $ 8,996,874
Allocated to active participants                      13,876,675     14,386,899
                                                      -----------    -----------
                                                     $21,534,587    $23,383,773




(5) Tax Status

    The Internal Revenue Service (IRS) has determined and informed the Company by a letter, dated December 13, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code
    (IRC). Management believes the Plan is operating pursuant to its qualified status and, therefore, is exempt from taxation under IRC
    Section 501(a).

(6) Plan Termination

    Although the Company has not expressed any intent to do so, the Company has the right under the Plan to amend, change, modify or discontinue it at any time. In the event of the Plan's termination, participants will become 100% vested in their accounts.

(7) Subsequent Events

    The Company has announced its intentions to merge the Plan into the Jefferson Pilot Corporation Teamshare Plan during 2001.

                      GUARANTEE LIFE INSURANCE COMPANY
                       THRIFT SAVINGS PLAN AND TRUST
          Schedule of Assets Held for Investment Purposes At End of Year

                              December 31, 2000

              Name of issuer                Number                    Fair
            and title of issue             of Units      Cost         value
-----------------------------------------  --------  -----------  -----------
Non-participant directed investments:
  Jefferson Pilot Stock Fund                306,258  $ 3,437,329  $ 4,629,084

Participant directed investments:
 American Express:
   American Express Trust Stable Capital
      Fund II                               335,489    4,743,745    5,017,916
   American Express Trust Equity
      Index Fund II                         134,471    4,595,692    4,869,866
   Franklin Small Cap Growth                118,964    3,980,458    4,678,843
   Templeton Foreign Fund                    62,229      630,286      643,446
   Brinson Global Fund                       25,371      286,314      285,167
   Jefferson Pilot Stock Fund                64,013      719,054      967,559
                                                       ---------    ---------
       Total American Express                         14,955,549   16,462,797
                                                      ==========   ==========

Participant loans (interest rates
  ranging from 8.75% to 10.5%, due
  March 28, 2001 to February 28, 2015)                                387,378
                                                                     --------

     Total assets held for investment
        purposes                                                 $ 21,479,259
                                                                   ==========

See accompanying independent auditors' report.

                        GUARANTEE LIFE INSURANCE COMPANY
                         THRIFTY SAVINGS PLAN AND TRUST

                       Schedule of Reportable Transactions

                          Year Ended December 31, 2000




                                Relationship to
                                Plan, employer
                                   or other        Description of
Indentity of party involved    party-in-interest    transactions    Amount
---------------------------    -----------------   --------------   ------
          There were no reportable transactions during 2000.




See accompanying independent auditors' report

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authourized, on June 28, 2001.

                                        JEFFERSON-PILOT CORPORATION


                                        By:  /s/ Hoyt J. Phillips
                                                 Senior Vice President,
                                                 Human Resources

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-56369) pertaining to the Jefferson-Pilot Corporation Teamshare Plan of Jefferson-Pilot Corporation of out report dated May 4, 2001, with respect to the financial statements and schedules of the Jefferson-Pilot Corporation Teamshare Plan included in this Annual Report (Form 11-K) for the year ended December 31,2000.

/s/ Ernst & Young LLP
Greensboro, North Carolina
June 28, 2001


                         Consent of Independent Accountants



The Board of Directors
Jefferson Pilot Corporation:

We consent to incorporation by reference in the Post Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (No. 033-56369) on Form S-8 of Jefferson Pilot Corporation of our report dated June 27, 2001, relating to the financial statements and supplemental schedules of the Guarantee Life Insurance Company Thrift Savings Plan and Trust, which report appears in the December 31, 2000 annual report on Form 11-K of Jefferson Pilot Corporation.

/s/ KPMG LLP
Omaha, Nebraska
June 28, 2001